1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius  LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001

DAVID FREESE
ASSOCIATE
215.963.5862
DFREESE@MORGANLEWIS.COM

March 31, 2014

FILED AS EDGAR CORRESPONDENCE

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re: The Advisors Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)


Dear Ms. Rossotto:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on March 5, 2014, regarding the Trust's posteffective amendment No. 169, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 171, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement on Form N1A filed with the SEC on January 15, 2014 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Cardinal Small Cap Value Fund (the "Fund") as an additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm supplementally that the "Example" shows the effect of the contractual fee reduction/expense reimbursement for the full term of the contractual fee reduction/expense reimbursement agreement.

     RESPONSE. The Trust confirms that the "Example" shows the effect of the contractual fee reduction/expense reimbursement for the full term of the contractual fee reduction/expense reimbursement agreement.

2. COMMENT. In the "Principal Investment Strategy" section, please include a plain English explanation of "free cash flow."

     RESPONSE. The requested change has been made.


3. COMMENT. Please confirm that the disclosure required by Item 4(b)(2)(i) of Form N1A is included under the heading "Performance Information" or, if it is not, include such disclosure.

     RESPONSE. The Trust believes that the disclosure under the heading "Performance Information" includes the disclosure required by Item 4(b)(2)(i) of Form N1A, as supplemented by Instruction 1(b) to Item 4(b)(2).

4. COMMENT. Under the heading "Portfolio Managers," please specify the year in which each portfolio manager began managing the Fund.

     RESPONSE. The requested changes have been made.


5. COMMENT. In accordance with Item 9(d)(2)(ii) of form N1A, if the Fund's policies and procedures with respect to circumstances under which the Fund discloses its portfolio holdings are available through a website, please disclose this web address under the heading "Information about Portfolio Holdings."

     RESPONSE. The Fund's policies and procedures with respect to circumstances under which the Fund discloses its portfolio holdings are summarized in the SAI but are not made available through a website. Accordingly, no revisions have been made in response to the comment.

6. COMMENT. In the "Investment Adviser" section, please provide the period covered by the annual or semiannual report that will discuss the basis for the board of directors approving the Fund's investment advisory agreement.

     RESPONSE. The requested change will be made in a subsequent posteffective amendment to the Trust's registration statement, once the information is available.

7. COMMENT. In the "Prior Performance Data of the Investment Adviser" section:

     a. Please confirm that all Accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund are included in the Composite.

     RESPONSE. The Adviser has confirmed that all Accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund are included in the Composite.

     b. Please revise the disclosure to present "net of fees" performance data as net of all fees and expenses, including custodial fees, or, alternatively, provide the basis for excluding custodial fees from the "net of fees" performance data.

     RESPONSE. The Adviser respectfully declines to revise the performance calculations to include custodial fees. In Investment Co. Institute (pub. avail. Aug. 24, 1987), the SEC Staff clarified that fees charged by a custodian to maintain a client's assets need not be included in the category of fees required to be deducted from an adviser's gross performance figures, because the client, rather than the adviser, usually selects and pays the custodian.

     c. Please explain supplementally why the exclusion, if any, from the Composite of Accounts with less than $5 million in assets does not cause the Composite presentation to be materially misleading given that the minimum initial investment amount for the Fund is $1 million.

     RESPONSE. The Adviser confirms that it believes that $5 million is the minimum account value for which it can effectively implement its Small Cap Value strategy. As such, Accounts with less than $5 million in assets have been excluded from the Composite because they are not managed pursuant to a substantially similar investment strategy as those Accounts with $5 million or more included in the Composite. While each Fund shareholder is subject to a $1 million investment minimum, the Adviser believes that the Fund as a whole will be able to accumulate $5 million in assets within a reasonable period of time, and that, accordingly, it is not materially misleading to include the Composite presentation in the Prospectus.

     d. Please delete the "3 Years" row in the "Average Annual Total Returns" table.

     RESPONSE. The requested change has been made.


COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

8. COMMENT. In the "Description of Permitted Investments and Risk Factors" section, please describe what investments are considered to be "commodity investments" under the "Commodity Investments" subheading.

     RESPONSE. The requested changes have been made.


9. COMMENT. In the "Investment Limitations" section, please revise the narrative disclosure with respect to the fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance nongovernmental projects) and municipal securities with payments of principal or interest backed by the revenue of a specific project will be counted by the Fund as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

     RESPONSE. The Trust has revised the narrative such that the following phrase has been deleted: "such as with respect to investments in obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, or taxexempt obligations of state or municipal governments and their political subdivisions".

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
--------------------
David W. Freese